UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

CLEARWAY ENERGY, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

18539 C 105 (Class A common stock)

18539 C 204 (Class C common stock)

(CUSIP Number)

Global Infrastructure Management, LLC

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 38.2% of Class C common stock

14	Type of Reporting Person OO

13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 38.2% of Class C common stock

14	Type of Reporting Person PN

13D

1	Names of Reporting Persons GIP III Zephyr Acquisition Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 38.2% of Class C common stock

14	Type of Reporting Person PN

13D

1	Names of Reporting Persons Clearway Energy Group LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 38.2% of Class C common stock

14	Type of Reporting Person OO

Item 1.                            Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of Clearway Energy, Inc. (formerly known as NRG Yield, Inc.), a Delaware corporation (the “Issuer”) whose principal executive offices are located at 804 Carnegie Center, Princeton, New Jersey 08540.

Item 2.                            Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors III, LLC (“Global Investors”),

Global Infrastructure GP III, L.P. (“Global GP”),

GIP III Zephyr Acquisition Partners, L.P. (“GIP”), and

Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) (“Clearway Energy Group”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of Global Investors, Global GP and GIP is investing in securities, including of the Issuer. The principal business of Clearway Energy Group is holding equity securities and directing and managing the business operations of the entities in which it holds such equity securities.

Information with respect to the directors and officers of Global Investors and Clearway Energy Group (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds or Other Consideration.

In connection with the closing of the transactions contemplated by the Purchase and Sale Agreement (the “Purchase and Sale Agreement”), dated as of February 6, 2018, by and among NRG Energy, Inc. (“NRG”), NRG Repowering Holdings LLC (“Repowering” and, collectively with NRG, “NRG Energy”) and GIP (the “PSA”), for aggregate consideration of approximately $1,348,000,000, GIP acquired from NRG Energy 100% of the outstanding membership interests of Clearway Energy Group.  Clearway Energy Group owns, among other assets, (1) 100% of the 42,738,750 shares of Class B common stock and 100% of the 42,738,750 shares of Class D common stock of the Issuer outstanding, and (2) 100% of the 42,738,750 Class B units (“Class B Units”) and 100% of the 42,738,750 Class D units (“Class D Units”) of Clearway Energy LLC (formerly known as NRG Yield LLC), a Delaware limited liability company (“Clearway LLC”), outstanding.  The sale of such shares and units described above by NRG Energy to GIP shall be referred to herein as the “Company Securities Transaction.”  The foregoing description of the PSA does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

GIP obtained funds to purchase the securities described herein through capital contributions from its partners.

Item 4.                            Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Master Services Agreements

On August 31, 2018, in connection with the consummation of the Company Securities Transaction, the Issuer, Clearway LLC and Clearway Energy Operating LLC (formerly known as NRG Yield Operating LLC) (“Clearway Operating LLC”) entered into a Master Services Agreement with Clearway Energy Group (the “NYLD MSA”), pursuant to which Clearway Energy Group and certain of its affiliates or third party service providers will provide certain services to the Issuer and certain of its subsidiaries following the consummation of the Company Securities Transaction, in exchange for the payment of a fee in respect of such services.

On August 31, 2018, in connection with the consummation of the Company Securities Transaction, the Issuer, Clearway LLC and Clearway Operating LLC entered into a Master Services Agreement with Clearway Energy Group (the “Clearway Energy Group MSA”), pursuant to which the Issuer and certain of its affiliates or third party service providers will provide certain services to Clearway Energy Group and certain of its subsidiaries following the consummation of the Company Securities Transaction, in exchange for the payment of a fee in respect of such services.

ROFO Agreement

On August 31, 2018, in connection with the consummation of the Company Securities Transaction, the Issuer entered into a right of first offer agreement with Clearway Energy Group (the “ROFO Agreement”), and solely for purposes of Section 2.4 thereof, GIP, pursuant to which Clearway Energy Group granted the Issuer and its subsidiaries a right of first offer on any proposed sale or transfer of certain assets owned by Clearway Energy Group.  The ROFO Agreement also provides the Issuer the right to make an equity investment of up to $190,000,000 in one or more distributed generation portfolios developed or owned by Clearway Energy Group or its subsidiaries after August 31, 2018.

Voting and Governance Agreement

On August 31, 2018, in connection with the consummation of the Company Securities Transaction, the Issuer entered into a Voting and Governance Agreement with Clearway Energy Group (the “Voting and Governance Agreement”) relating to certain governance matters of the Issuer, including the composition of the board of directors of the Issuer (the “Board”), implementation of a proposal for an amendment of the Restated Certificate of Incorporation of the Issuer (the “Charter”) to stagger the Board and employment status of the CEO of the Issuer.

Pursuant to the terms of the Voting and Governance Agreement, upon closing of the Company Securities Transaction, Clearway Energy Group shall have the right to designate five of the nine members of the Board.  As of the date hereof, Clearway Energy Group has designated Messrs. Nathaniel Anschuetz, Jonathan Bram, Bruce MacLennan, E. Stanley O’Neal and Scott Stanley as directors.

The Voting and Governance Agreement shall terminate upon the Reporting Persons and their affiliates (excluding the Issuer and its controlled companies) owning less than 50% of the voting interest of the Issuer.

Limited Liability Company Agreement

On August 31, 2018, the Issuer entered into the Fourth Amended and Restated Limited Liability Company Agreement of Clearway LLC with Clearway Energy Group (the “Fourth Amended and Restated Limited Liability Company Agreement”), which sets forth the rights and obligations of the Issuer, as managing member, and Clearway Energy Group, as member, of Clearway LLC.

Exchange Agreement

On August 31, 2018, the rights and obligations of NRG under the Amended and Restated Exchange Agreement dated as of May 14, 2015, among the Issuer, Clearway LLC and the other parties thereto (the “Exchange Agreement”), were assigned to Clearway Energy Group in connection with the closing of the transactions contemplated by the Purchase and Sale Agreement. Pursuant to the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.   As the holder exchanges the Class B Units for shares of Class A Common Stock, and exchanges of Class D Units for shares of Class C Common Stock, in each case, pursuant to the Exchange Agreement, an equivalent number of shares of Class B Common Stock and Class D Common Stock issued to the holder will automatically be cancelled, as applicable.

Registration Rights Agreement

On August 31, 2018, the rights and obligations of NRG under the Registration Rights Agreement dated as of July 22, 2013 between NRG and the Issuer (the Registration Rights Agreement”) were assigned to Clearway Energy Group in connection with the closing of the transactions contemplated by the Purchase and Sale Agreement. Pursuant to the Registration Rights Agreement, Clearway Energy Group and its affiliates are entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of Class A Common Stock issuable upon exchange of Class B Units held by such persons.

The foregoing descriptions of the NYLD MSA, Clearway Energy Group MSA, ROFO Agreement, Voting and Governance Agreement, Fourth Amended and Restated Limited Liability Company Agreement, Exchange Agreement and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including in connection with grants under Clearway Energy Group’s LTIP (as described below). In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock and/or Class C Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.                            Interest in Securities of the Issuer.

(a) — (b)

The aggregate number and percentage of shares of Class A Common Stock and Class C Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned assumes that there are a total of 34,586,250 shares of Class A Common Stock and 69,129,643 shares of Class C Common Stock, respectively, outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018, and take into account the number of Class B Units and Class D Units beneficially owned by the Reporting Persons, as applicable.

Clearway Energy Group is the record holder of 42,738,750 Class B Units and 42,738,750 Class D Units.  Pursuant to the terms of the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Global Investors is the sole general partner of Global GP, which is the general partner of GIP, which is the general partner of Clearway Energy Group. As a result, each of Global Investors, Global GP and GIP may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Clearway Energy Group. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Matthew Harris, Michael McGhee, Rajaram Rao, William Woodburn, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

None of the Related Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

(c)                                Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Class A Common Stock or Class C Common Stock.

(d)                               None.

(e)                                Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Immediately following the closing of the transactions contemplated by the Purchase and Sale Agreement, Clearway Energy Group, as the Borrower, GIP and NRG Renew Operation & Maintenance LLC (“RENOM”), each as Guarantors, entered into a Credit Agreement (the “Credit Agreement”) with Natixis, New York Branch, as Administrative Agent and a Lender. A portion of the proceeds from the borrowings of the initial term loans under the Credit Agreement were used to make dividend payments and distributions to the holders of equity interests of Clearway Energy Group. As security for their obligations under the Credit Agreement, Clearway Energy Group, GIP and RENOM have pledged substantially all of their assets, including all of the Class B Common Stock and Class D Common Stock of the Issuer and all of the Class B Units and Class D Units of Clearway LLC.

Following the closing of the transactions contemplated by the Purchase and Sale Agreement, Clearway Energy Group implemented its long-term incentive plan, Clearway Energy Group LLC Long Term Equity Incentive

Plan (the “LTIP”). Pursuant to the LTIP, Clearway Energy Group expects to make grants of shares of Class A Common Stock and/or Class C Common Stock to certain of its employees.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                            Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2

Purchase and Sale Agreement, dated February 6, 2018, by and among NRG Energy, Inc., NRG Repowering Holdings LLC and GIP III Zephyr Acquisition Partners, L.P. (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 10-K of NRG Energy, Inc. for the year ended December 31, 2017 filed on March 1, 2018).

3

Master Services Agreement, dated as of August 31, 2018, by and among Clearway Energy, Inc. (formerly known as NRG Yield, Inc.), Clearway Energy LLC (formerly known as NRG Yield LLC), Clearway Energy Operating LLC (formerly known as NRG Yield Operating LLC) and Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 5, 2018).

4

Master Services Agreement, dated as of August 31, 2018, by and among Clearway Energy, Inc. (formerly known as NRG Yield, Inc.), Clearway Energy LLC (formerly known as NRG Yield LLC), Clearway Energy Operating LLC (formerly known as NRG Yield Operating LLC) and Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 5, 2018).

5

Right of First Offer Agreement, dated as of August 31, 2018, by and among Clearway Energy, Inc. (formerly known as NRG Yield, Inc.), Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) and solely for purposes of Section 2.4, GIP III Zephyr Acquisition Partners, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 5, 2018).

6

Voting and Governance Agreement, dated as of August 31, 2018, by and between Clearway Energy, Inc. (formerly known as NRG Yield, Inc.) and Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 5, 2018).

7

Fourth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC (formerly known as NRG Yield LLC), dated as of August 31, 2018, by and between Clearway Energy, Inc. (formerly known as NRG Yield, Inc.) and Clearway Energy Group LLC (formerly known as Zephyr Renewables LLC) (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on September 5, 2018).

8

Amended and Restated Exchange Agreement, dated as of May 14, 2015, by and among NRG Energy, Inc., Clearway Energy, Inc. (formerly known as NRG Yield, Inc.) and Clearway Energy LLC (formerly known as NRG Yield LLC) (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on May 15, 2015).

9

Registration Rights Agreement, dated as of July 22, 2013, by and between NRG Energy, Inc. and Clearway Energy LLC (formerly known as NRG Yield LLC) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 26, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2018

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GIP III ZEPHYR ACQUISITION PARTNERS, L.P.
By: Global Infrastructure GP III, L.P., its general partner
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

CLEARWAY ENERGY GROUP LLC

By:	/s/ Craig Cornelius
Name:	Craig Cornelius
Title: Chief Executive Officer

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and Clearway Energy Group LLC are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Joseph Blum	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Scott Hatton	Partner of Global Infrastructure Partners	United States
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Gary Pritchard	Partner of Global Infrastructure Partners	United States
Rajaram Rao	Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

Clearway Energy Group LLC

Name	Present Principal Occupation or Employment	Citizenship
Nathaniel Anschuetz	Vice Principal at Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Robert Callahan	Operating Principal of Global Infrastructure Partners	United States
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Scott Stanley	Operating Partner of Global Infrastructure Partners	United States
Craig Cornelius	Chief Executive Officer of Clearway Energy Group	United States
Jennifer Hein	General Counsel of Clearway Energy Group	United States
Randy Hickok	Chief Operating Officer of Clearway Energy Group	United States